December 15, 2023

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Beacon Pointe Multi-Alternative Fund, File No. 811-23921

Ladies and Gentlemen:

On behalf of Beacon Pointe Multi-Alternative Fund (the "Trust"), we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, a Registration Statement on Form N-2. The Trust will concurrently file Form N-8A.

If you have any questions concerning this filing, please contact Terrence Davis at 678-553-7338.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP